SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[November 18, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___

SIGNATURES

SIGNATURES
Date November 18, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

NWQ Investment Management Company LLC’s holding in Metso 0.08 percent
(Helsinki, Finland, November 18, 2005) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed on November 17, 2005 about decreases in the holding of the accounts managed by NWQ Investment Management Company LLC of the paid up share capital of Metso Corporation.
As a result of share transactions concluded on June 6, 2005, the accounts managed by NWQ Investment Management Company LLC were beneficial owners of 745,280 Metso’s common shares and 6,074,800 American Depository Receipts. This holding corresponded to 4.81 percent of the paid up share capital and voting rights of Metso Corporation after being, on the basis of their previous announcement, 5.71 percent on May 31, 2005.
Subsequently, share transactions concluded on November 15, 2005 have brought NWQ Investment Management Company’s beneficially owned holdings to 111,080 American Depositary Receipts. This holding corresponds to 0.08 percent of Metso’s paid up share capital and the voting rights.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.